UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): May 22, 2019

Contact Gold Corp.
(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)

400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6
(Full Mailing Address of Principal Executive Offices)

(604) 449-3361
Issuer’s Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A: Common Stock, $0.001 par value

Item 9.	Other Events

On May 22, 2019, Contact Gold Corp. (the "Company"), closed the offering of shares of common stock ("Common Shares") for aggregate gross proceeds of C$4,000,000, pursuant to Regulation A under the Securities Act of 1933, as amended.

The Company filed a Material Change Report (Form 51-102F3) in Canada, which is available on SEDAR, and incorporated herein by reference.

In connection with the closing, the Company issued (a) a press release, a copy of which is attached hereto as Exhibit 99.1, and (b) the Material Change Report, a copy of which is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date May 23, 2019

EXHIBIT INDEX

Exhibit No.	Description

15.1	Press Release

15.2	Material Change Report